IMMUNOTHERAPEUTICS, INC.

                                             June 25, 1996

     Gerald Vosika, M.D.
     3233 Fifteenth Street South
     Fargo, North Dakota 58104

                   Letter Agreement, Amendment and Waiver

     Dear Mr. Vosika:

               In connection with the purchase by Aries Domestic Fund, L.P., a Delaware limited partnership (the "Fund"), and the Aries Trust, a Cayman Islands Trust (the "Trust", and collectively with the Fund, the "Purchasers") of 5,000,000 shares of Common Stock of ImmunoTherapeutics, Inc., a Delaware corporation (the "Company"), directly from the Company and the purchase by the Purchasers of 4,000,000 shares of the Company's Common Stock from Dominion Resources, Inc., a Delaware corporation, the Company and Mr. Gerald R. Vosika (the "Executive" and the Company, collectively referred to as the "Parties") wish to enter into an agreement as follows:

          (1) The Parties have agreed that the Company may hire a Chief Executive Officer who, if hired, will have the corporate title of President, which such title will be relinquished by Executive. Executive expressly agrees to relinquish such title and agrees to the hiring of such CEO and the conduct by such CEO of the duties assigned him by the Board of Directors. The Executive agrees that the hiring of such CEO will not constitute "Good Reason" as such term is defined in the Employment Agreement between the Company and Executive dated June 1, 1996 (the "Employment Agreement") and will not be grounds for the Executive to terminate his employment for "Good Reason" as provided pursuant to the Employment Agreement. Executive further agrees that the Company may take any of the foregoing actions and such actions will not result in any breach or violation of any provisions of the Employment Agreement or entitle the Executive to any payments or severance pay under the terms of the Employment Agreement. The Executive hereby waives any claims or causes of action, whether based on contract or otherwise, in any way related to or arising out of such actions.

          (2) The Executive hereby agrees that the acquisition of the shares of Common Stock of the Company by the Purchasers (including any purchases made subsequent to the date hereof) and the appointment by Purchasers of any representatives to the Board of Directors or other change in the configuration of the Board of Directors by Purchasers did not and will not constitute (x) a "change in control of the Company" or "Good Reason" as such terms are defined in the Employment Agreement and will not be grounds for the Executive to terminate his employment with the Company or (y) a "change of control" or other event giving rise to a cancellation of the Option under Section 5(b), (c) or (d) of the Stock Option Agreement (the "Option") dated March 21, 1996 or any other option agreement to which the Executive is a party (collectively with the Option, the "Options"). Executive further agrees that such acquisitions of shares or future acquisitions of shares or changes to the configuration of the Company's Board of Directors did not and will not result in any breach or violation, or acceleration of any rights to payment pursuant to any provisions of the Employment Agreement or Options or entitle the Executive to any payments, accelerated rights or severance pay under the terms of the Employment Agreement or Options. The Executive hereby waives any claims or causes of action, whether based on contract or otherwise, in any way related to or arising out of such actions.

          (3) The Executive hereby agrees to amend paragraph 8(d)(ii) of the Employment Agreement to read as follows:

                    (ii) in lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination, the Company shall pay as severance pay to the Executive an amount equal to the product of (A) the Executive's annual salary rate in effect as of the Date of Termination, multiplied by (B) the number of years (including partial years) remaining in the term of employment hereunder, such payment to be made in substantially equal monthly installments commencing with the month in which the Date of Termination occurs and continuing for the number of consecutive monthly payment dates (including the first such date as aforesaid) equal to the product obtained by multiplying the number of years (including partial years) applicable under
                    (ii)(B) above by twelve (12); and

               The foregoing language shall be substituted for and shall replace the language in paragraph 8(d)(ii).

          (4) The Executive hereby agrees that the Employment Agreement shall be amended to delete any reference to the term "change in control of the Company" and agrees that he shall not be entitled to terminate his employment with the Company or to any additional severance or termination payments as a result of the occurrence of any events which satisfy the definition of "change of control of the Company" in Section 7(d) of the Employment Agreement.

          (5) The Executive hereby agrees that the Option shall be amended to delete Sections 5(b), (c) and (d) and the Executive hereby waives any rights to any payments pursuant to those provisions.

          (6) The Executive hereby agrees that from the date hereof and continuing for a period (the "Lock-Up Period") of twenty four (24) months from the date hereof, he will not, without the prior written consent of Aries Financial Services, Inc., offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of any equity securities of ImmunoTherapeutics, Inc. (the "Company") or any options, warrants or other securities convertible into equity securities of the Company (the "Shares") provided however that, on the date twelve months from the date hereof, an amount of Shares equal to 25% of the number of Shares currently owned by the Executive (as set forth in the Company's current SEC filings) shall become exempt from the lock-up provisions contained in this sentence. In addition, Executive agrees that while Executive hold any Shares, Executive will not directly or indirectly, through related parties, affiliates or otherwise sell "short" or "short against the box" (as those terms are generally understood) any equity security of the Company. Notwithstanding the foregoing, (i) the Executive will be permitted to transfer his shares in private sale transactions pursuant to a valid private placement exemption provided any transferee in connection with such any such transaction expressly consents in writing to be subject to the same restrictions and agreements applicable to such shares as Executive was hereunder, pursuant to the Employment Agreement and the Option Agreement.

               This letter agreement shall not be amended or modified without the prior written consent of both Parties and Aries Financial Services, Inc, a Delaware corporation. Aries Financial Services, Inc. and the Purchasers shall be third party beneficiaries of this letter agreement, have relied on the provisions contained herein and shall be entitled to enforce the rights of the Company hereunder. This letter agreement shall act as a complete release of the Company from all claims which the Executive had with respect to any of the matters with respect to which the Executive agreed to waive, forego or amend any rights as provided herein.

               If you agree with the foregoing, please execute a copy of this letter in the space provided below and return the executed copy to me whereupon this letter will become a binding agreement among the Parties.

                                        ________________________
                                        IMMUNOTHERAPEUTICS, INC.
                                        Name:
                                        Title: Secretary

     AGREED TO AND ACCEPTED AS OF
     THE DATE FIRST WRITTEN ABOVE:

     GERALD VOSIKA, M.D.

     _____________________________